EXHIBIT 99.1

C3is INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three-month period ended March 31, 2023 (C3is Successor) and the three-month period ended March 31, 2022 (C3is Inc. Predecessor). Unless otherwise specified herein, references to the “Company” or “we” shall include C3is Inc. and its subsidiaries. You should read the following discussion and analysis together with the unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our registration statement No. 333-271228 on Form F-1 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission.

Overview

The Company was incorporated under the laws of the Republic of the Marshall Islands on July 25, 2022 to serve as the holding company of two subsidiaries, each owning one of the drybulk carriers in our initial fleet, that Imperial Petroleum Inc. subsequently contributed to us in connection with the Spin-Off (as defined below), together with $5,000,000 in cash for working capital in return for our common shares and Series A Convertible Preferred Stock. On June 21, 2023, Imperial Petroleum Inc. distributed all of our outstanding shares of common stock, par value $0.01 per share (“common shares”), to its stockholders and warrantholders, which completed our separation from Imperial Petroleum Inc. (the “Spin Off”). Upon the completion of the Spin-Off on June 21, 2023, we began operating as a separate company from Imperial Petroleum Inc., the Nasdaq-listed ship-owning company serving the petroleum products, crude oil and drybulk sectors of the international shipping industry, of which we were previously a part.

We currently own and operate a fleet of two drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. The total cargo carrying capacity of our fleet is 64,000 dwt.

Our Fleet

As of June 21, 2023 the profile and deployment of our fleet is the following:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Daily Charter Rate	Expiration of Charter(1)
Eco Bushfire	2011	Japan	32,000	Handysize drybulk carrier	Time Charter	$8,000	September 2023
Eco Angelbay	2009	Japan	32,000	Handysize drybulk carrier	Time Charter	$6,500	July 2023
			64,000 dwt

(1)	Earliest date charter could expire.

We plan to expand our fleet by investing in high-quality, Japanese or Korean-built drybulk carriers, which may include vessels in class sizes ranging from Handysize class vessels of 28,000-40,000 dwt to Capesize class vessels of 100,000+ dwt. We may also acquire vessels in these or other seaborne transportation sectors in addition to the drybulk sector, under favorable market conditions. We do not, however, currently have any agreements or commitments to acquire additional vessels. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.

As of June 21, 2023, both of our vessels were employed under time charter contracts expiring in July 2023 and September 2023, respectively.

Factors Affecting Our Future Results of Operations

Please refer to our Registration Statement No. 333-271228 on Form F-1 for a discussion of the factors affecting our future results of operations.

Selected Financial Data

(in US Dollars except for Fleet Data)

The following tables present certain summary historical and other data of C3is Inc. Predecessor and C3is Inc. Successor. Imperial Petroleum Inc. acquired the two drybulk carriers owned by the vessel-owning subsidiaries of C3is Inc. from Vafias family interests on September 21, 2022 and October 19, 2022, respectively.

The selected historical financial data for the three months ended March 31, 2022 are derived from the unaudited interim condensed combined financial statements of C3is Inc. Predecessor. These historical combined financial statements were prepared on a combined basis from the historical financial data of European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc., which entities were formerly owned by Vafias family interests, until their sale and delivery to Imperial Petroleum Inc. on September 21, 2022 and October 19, 2022, respectively.

The selected combined carve-out financial data for the three months ended March 31, 2023 are derived from the unaudited condensed interim combined carve-out financial statements of C3is Inc. Successor. These historical combined carve-out financial statements were prepared on a carve-out basis from the financial statements of our previous parent company, Imperial Petroleum Inc. These carve-out financial statements include all assets, liabilities and results of operations of the two vessel-owning subsidiaries of Imperial Petroleum Inc. that were contributed to us, for the period presented.

Statement of Operations Data

	Three Months Ended March 31,
	2022 (Unaudited) (Predecessor)	2023 (Unaudited) (Successor)
Revenues	1,363,766	3,151,845
Voyage expenses	(3,008)	(285,020)
Vessel operating expenses	(569,257)	(1,028,558)
Dry-docking costs	(692,791)	(143,712)
Depreciation	(149,049)	(670,064)
Management fees – related party	(39,600)	(79,200)
General and administrative expenses	—	(193,855)
(Loss)/Income from operations	(89,939)	751,436
Interest and finance costs	(48,748)	(305)
Foreign exchange gain	895	222
Net (loss)/ income	(137,792)	751,353

Selected Financial Data (continued)

(in US Dollars except for Fleet Data)

Balance Sheet Data

	As of December 31, 2022 (Successor)	As of March 31, 2023 (Unaudited) (Successor)
Cash and cash equivalents	—	—
Current assets	1,023,520	1,531,784
Vessels, net	38,836,151	38,166,087
Total assets	39,859,671	39,697,871
Current liabilities	965,466	757,553
Total liabilities	965,466	757,553
Net Parent Investment	38,894,205	38,940,318

Other Financial Data

	Three Months Ended March 31,
	2022 (Unaudited) (Predecessor)	2023 (Unaudited) (Successor)
Cash Flow Data
Net cash provided by operating activities	2,314,233	705,240
Net cash used in investing activities	(137,353)	—
Net cash used in financing activities	—	(705,240)

	Three Months Ended March 31,
	2022 (Unaudited) (Predecessor)	2023 (Unaudited) (Successor)
Fleet Data
Average number of vessels(1)	1.00	2.00
Total voyage days for fleet(2)	52	180
Total time charter days for fleet(3)	49	163
Total spot market days for fleet(4)	—	17
Total calendar days for fleet(5)	90	180
Fleet utilization(6)	57.8%	100.0%
Fleet operational utilization(7)	57.8%	90.6%

(1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)

Our total voyage days for our fleet reflect the total days the vessels we operated were in our possession for the relevant periods, net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(3)	Total time charter days for fleet are the number of voyage days the vessels in our fleet operated on time charters for the relevant period.
(4)	Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.
(5)

Total calendar days are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(6)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Results of Operations

Three months ended March 31, 2023 (Successor)

The average number of vessels in our fleet was 2.0 for the three months ended March 31, 2023 (Successor).

REVENUES—Voyage revenues for the three months ended March 31, 2023 were $3.2 million or $17,510 per day, as market rates for the vessels remained at good levels. Total calendar days for our fleet were 180 days for the three months ended March 31, 2023. Of the total calendar days in this period, 163 or 90.6% were time charter days. Our fleet operational utilization was 90.6% for this period.

VOYAGE EXPENSES—Voyage expenses were $0.3 million for the three months ended March 31, 2023. Voyage expenses mainly included bunker costs of $0.1 million corresponding to 33.3% of total voyage expenses, and commissions to third parties of $0.1 million corresponding to 33.3% of total voyage expenses.

VESSEL OPERATING EXPENSES—Vessel operating expenses were $1.0 million for the three months ended March 31, 2023 or $5,714 per calendar day. Operating expenses mainly included crew expenses of $0.6 million corresponding to 60.0% of total operating expenses, spares and consumables costs of $0.3 million representing 30%, and maintenance expenses of $0.1 million representing works and repairs on the vessels, corresponding to 10% of total vessel operating expenses.

GENERAL AND ADMINISTRATIVE EXPENSES – RELATED PARTY—General and administrative expenses – related party were $0.2 million for the period three months ended March 31, 2023 related to Imperial Petroleum general and administrative expenses allocated to the carve-out entities of C3is Inc. Successor.

MANAGEMENT FEES – RELATED PARTY—Management fees – related party were $0.08 million for the three months ended March 31, 2023. The daily management fees per vessel is $440 per day for vessels under time and spot charter.

DEPRECIATION—Depreciation expenses for the three months ended March 31, 2023 were $0.7 million.

NET INCOME—As a result of the above factors, we recorded net income of $0.8 million for the three months ended March 31, 2023.

Three months ended March 31, 2022 (Predecessor)

The average number of vessels in our fleet was 1.0 for the three months ended March 31, 2022 (Predecessor).

REVENUES—Voyage revenues amounted to $1.4 million or $26,226 per day for the three months ended March 31, 2022. Total calendar days for our fleet were 90 for the three months ended March 31, 2022. Of the total calendar days in this period, 49 or 54.4% were time charter days, while our fleet operational utilization was 57.8%.

VESSEL OPERATING EXPENSES—Vessel operating expenses were $0.6 million or $6,325 per day for the three months March 31, 2022. Operating expenses mainly included crew expenses of $0.3 million corresponding to 50.0% of total operating expenses, spares and consumables costs of $0.2 million representing 33.3%, and maintenance expenses of $0.1 million representing works and repairs on the vessels, corresponding to 16.7% of total vessel operating expenses

DRY DOCKING COSTS—Dry docking costs were $0.7 million for the three months ended March 31, 2022 as our drybulk carrier, the Eco Bushfire, underwent drydocking services along with ballast water system treatment installation.

MANAGEMENT FEES – RELATED PARTY—Management fees – related party were $0.04 million for the three months period ended March 31, 2022. The daily management fees per vessel is $440 per day for vessels under time and spot charter.

DEPRECIATION—Depreciation expenses for the three months ended March 31, 2022 were $0.1 million.

NET LOSS—As a result of the above factors, we recorded net loss of $0.1 million for the three months ended March 31, 2022.

Cash Flows

Net cash provided by operating activities

Three months ended March 31, 2023 (Successor)

Net cash provided by operating activities—was $0.7 million for the period ended March 31, 2023 as a result of operating profitability.

Three months ended March 31, 2022 (Predecessor)

Net cash provided by operating activities—was $2.3 million for the three months ended March 31, 2022 mainly as a result of favorable movements in working capital.

Net cash used in investing activities

Three months ended March 31, 2023 (Successor)

Net cash used in investing activities—was nil for the three months ended March 31, 2023.

Three months ended March 31, 2022 (Predecessor)

Net cash used in investing activities—was $0.14 million for the three months ended March 31, 2022 as a result of investments made on vessel improvements.

Net cash used in financing activities

Three months ended March 31, 2023 (Successor)

Net cash used in financing activities—was $0.7 million for the three months March 31, 2023 representing net transfers to the parent company.

Three months period ended March 31, 2022 (Predecessor)

Net cash used in financing activities—was nil for the three months ended March 31, 2022.

Liquidity and Capital Resources

As of March 31, 2023, we had cash and cash equivalents and restricted cash of $ nil and $ nil, respectively. In connection with the Spin-Off, Imperial Petroleum contributed $5,000,000 of cash to us for working capital purposes.

Our principal sources of funds for our liquidity needs have been cash flows from operations. Potential additional sources of funds may potentially include equity offerings and bank borrowings. We expect future equity offerings and other issuances of our common shares, preferred stock or other securities, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, as well as bank borrowings, to be a significant component of the financing for our fleet growth plan. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels and fund working capital requirements.

Our liquidity needs, as of March 31, 2023, primarily relate to funding expenses for operating our vessels, any vessel improvements that may be required and general and administrative expenses.

As of March 31, 2023, we had no outstanding debt. We expect to incur indebtedness in the future to finance the growth of our fleet. We may also incur indebtedness secured by the two vessels in our initial fleet.

Under our management agreement with Brave Maritime that we entered into, in conjunction with the Spin-Off, we have contractual obligations relating to payments to Brave Maritime which represent management fees, executive compensation and office rent, of which about $0.8 million is expected to be payable within one year commencing March 31, 2023, based on the current size of our fleet.

We believe that the sources of funds available to us will be sufficient to meet our short-term and long-term liquidity requirements. We believe that, unless there is a major and sustained downturn in market conditions applicable to our specific shipping industry segment, our internally generated cash flows will be sufficient to fund our current operations, including working capital requirements, for at least 12 months taking into account any possible capital commitments and debt service requirements.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic, the conflict in Ukraine and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, supply and demand for oil and oil products, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in our operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in the Registration Statement and other reports we file with the U.S. Securities and Exchange Commission.

INDEX TO FINANCIAL STATEMENTS

UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT FINANCIAL STATEMENTS OF C3IS INC. SUCCESSOR	F-2

Unaudited condensed interim combined carve-out Balance Sheet as of March 31, 2023	F-2
Unaudited condensed interim combined carve-out Statement of Comprehensive Income for the three month-period ended March 31, 2023	F-3
Unaudited condensed interim combined carve-out Statement of Changes in Net Parent Investment for the three-month period ended March 31, 2023	F-4
Unaudited condensed interim combined carve-out Statement of Cash Flows for the three-month period ended March 31, 2023	F-5
Notes to the unaudited condensed interim combined carve-out financial statements	F-6

UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS OF C3IS INC. PREDECESSOR

Unaudited condensed interim combined Statement of Operations for the three-month period ended March 31, 2022	F-10
Unaudited condensed interim combined Statement of Changes in changes in stockholders’ equity for the three-month period Ended March 31, 2022	F-11
Unaudited condensed interim combined Statement of Cash Flows for the three-month period ended March 31, 2022	F-12
Notes to the unaudited condensed interim combined financial statements	F-13

C3is Inc. Successor

Unaudited condensed interim combined carve-out balance sheets

As of December 31, 2022 and March 31, 2023

(Expressed in United States Dollars)

		December 31, 2022	March 31, 2023
Assets
Current assets
Trade and other receivables		674,827	950,525
Due from related party	(Note 3)	146,708	146,708
Advances and prepayments		36,340	32,004
Inventories		165,645	402,547

Total current assets		1,023,520	1,531,784

Non current assets
Vessels, net	(Note 4)	38,836,151	38,166,087

Total non current assets		38,836,151	38,166,087

Total assets		39,859,671	39,697,871

Liabilities and net parent investment
Current liabilities
Trade accounts payable		792,142	507,699
Accrued and other liabilities	(Note 5)	173,324	249,854

Total current liabilities		965,466	757,553

Total liabilities		965,466	757,553

Commitments and contingencies	(Note 9)

Net parent investment		38,894,205	38,940,318

Total liabilities and net parent investment		38,859,671	39,697,871

The accompanying notes are an integral part of these unaudited condensed interim combined carve-out financial statements.

C3is Inc. Successor

Unaudited condensed interim combined carve-out statement of comprehensive income

For the three-period ended March 31, 2023

(Expressed in United States dollars)

		Three-month period ended March 31, 2023
Revenues
Revenues	(Note 7)	3,151,845

Total revenues		3,151,845

Expenses
Voyage expenses		(250,976)
Voyage expenses – related party	(Note 3)	(34,044)
Vessel operating expenses		(1,013,558)
Vessel operating expenses – related party	(Note 3)	(15,000)
Dry-docking costs		(143,712)
Depreciation	(Note 4)	(670,064)
Management fees – related party	(Note 3)	(79,200)
General and administrative expenses	(Note 3)	(193,855)

Total expenses		(2,400,409)

Income from operations		751,436
Other (expenses)/income
Interest and finance costs		(305)
Foreign exchange gain		222

Other expenses, net		(83)

Net income		751,353

Other comprehensive income		—

Total comprehensive income		751,353

The accompanying notes are an integral part of these unaudited condensed interim combined carve-out financial statements.

C3is Inc. Successor

Unaudited condensed interim combined statement of changes in net parent investment

For the three-period ended March 31, 2023

(Expressed in United States Dollars)

Net parent investment
Balance, December 31, 2022	38,894,205
-Net income -Net transfers to parent	751,353 (705,240)
Balance, March 31, 2023	38,940,318

The accompanying notes are an integral part of these unaudited condensed interim combined carve-out financial statements.

C3is Inc. Successor

Unaudited condensed interim combined carve-out statement of cash flows

For the three-period ended March 31, 2023

(Expressed in United States Dollars)

Three-month period ended March 31, 2023
Cash flows from operating activities:
Net income	751,353
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	670,064
Changes in operating assets and liabilities: (Increase)/decrease in
Trade and other receivables	(275,698)
Advances and prepayments	4,336
Inventories	(236,902)
Increase/(Decrease) in
Trade accounts payable	(284,443)
Accrued liabilities	76,530

Net cash provided by operating activities	705,240

Cash flows from financing activities
Net transfers to parent	(705,240)

Net cash used in financing activities	(705,240)

Net increase in cash and cash equivalents	—

Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	—

The accompanying notes are an integral part of these unaudited condensed interim combined carve-out financial statements.

C3is Inc. Successor

Notes to the unaudited condensed interim combined carve-out financial statements

(In thousands of United States dollars)

1.	Basis of Presentation and General Information

The accompanying unaudited condensed interim combined carve-out financial statements include the accounts of Dry Bulk International Trading and Shipping Inc. and Raw Commodities and Exports Inc., both subsidiaries of Imperial Petroleum Inc. (“IMPP”), presented using the historical carrying costs of their assets and their liabilities, for the three-month period ended March 31, 2023. Dry Bulk International Trading and Shipping Inc. and Raw Commodities and Exports Inc. are herein referred to as the “Company” or “C3is Inc. Successor”. As of March 31, 2023 the Company owned two handysize drybulk carriers, the vessel Eco Bushfire and the vessel Eco Angelbay, which provide worldwide marine transportation services under time charters.

On July 7, 2022, European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc. (collectively, “C3is Inc. Predecessor”) entered into an agreement to sell their vessels to Dry Bulk International Trading and Shipping Inc. and Raw Commodities and Exports Inc., respectively, for $39 million. C3is Inc. Predecessor is affiliated with the family of the CEO of IMPP and as such the Company and C3is Inc. Predecessor are related parties. On September 21, 2022, Dry Bulk International Trading and Shipping Inc. acquired the vessel Eco Bushfire from European Institute of Regional Investments Inc. and on October 19, 2022 Raw Commodities and Exports Inc. acquired the vessel Eco Angelbay from Agricultural Paneuropean Investments Inc. IMPP contributed Dry Bulk International Trading and Shipping Inc. and Raw Commodities and Exports Inc. to its wholly owned subsidiary incorporated on July 25, 2022, C3is Inc., in exchange for common shares and preferred shares in C3is Inc. IMPP span off C3is Inc. by distributing the common shares of C3is Inc. to holders of the common stock of IMPP and to holders of the outstanding warrants of IMPP.

Dry Bulk International Trading and Shipping Inc. and Raw Commodities and Exports Inc. are incorporated under the laws of the Marshall Islands and had no operations prior to the acquisition of their vessel.

These unaudited condensed interim combined carve-out financial statements are derived from the consolidated financial statements and accounting records of IMPP and are presented on a carve-out basis. The unaudited condensed interim combined carve-out financial statements and accompanying notes reflect the financial position, results of operations and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited condensed interim combined financial statements have been prepared on the same basis and should be read in conjunction with the financial statements of C3is Inc. Successor for the period from September 21, 2022 to December 31, 2022 (the “2022 Financial Statements”) and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three months ended March 31, 2022 are not necessarily indicative of the results that might be expected for the year ending December 31, 2022.

These financial statements are presented as if such businesses had been combined throughout the period presented. All intercompany accounts and transactions between the entities comprising the Company have been eliminated in the accompanying unaudited condensed interim combined carve-out financial statements.

Net Parent contributions to equity, which represent finance of part or all of the acquisition cost of the vessels owned by C3is inc. Successor, are accounted for through the net parent investment account. Net parent investment represents IMPP’s interest in the Company’s net assets including the Company’s accumulated results, and the net cash contributions from and to IMPP. Transactions with IMPP are reflected in the accompanying unaudited condensed interim combined carve-out statement of cash flows as a financing activity, and in the unaudited condensed interim combined carve-out changes in net parent investment and unaudited condensed interim combined carve-out balance sheets as “Net parent investment”.

The unaudited condensed interim combined carve-out statement of comprehensive income reflects expense allocations made to C3is Inc. Successor by IMPP of its general and administrative expenses. Management has estimated these additional expenses to be $0.2 million. See Note 3 “Transactions with Related Parties” for further information on expenses allocated by IMPP. Both the Company and IMPP consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by the Company during the period presented. Nevertheless, the unaudited condensed interim combined carve-out financial statements may not be indicative of the Company’s future performance and may not include all the actual expenses that would have been incurred by the Company as an independent publicly traded company or reflect the Company’s financial position, results of operations and cash flows that would have been reported if the Company had been a stand-alone entity during the periods presented.

The Company has no common capital structure for the combined business and, accordingly, has not presented historical loss per common share.

The reporting and functional currency of the Company is the United States Dollar. The unaudited condensed interim combined carve-out financial statements have been prepared in conformity with United States generally accepted accounting principles (“U.S. GAAP”).

The Company’s vessels are managed by Stealth Maritime S.A. (the “Manager”), a related party. The Manager is a company incorporated in Liberia and registered in Greece under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (See Note 3).

2.	Significant Accounting Policies

A discussion of the Company’s significant accounting policies can be found in the 2022 Financial Statements. There have been no material changes to these policies in the three-month period ended March 31, 2023.

3.	Transactions with Related Parties

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440, as per the management agreement between the Manager and the Company.

Based on the management agreement between the Manager and the Company, the Manager also receives a brokerage commission of 1.25% on freight, hire and demurrage per vessel.

The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. The commission fees relating to vessels purchased are capitalized to the cost of the vessels as incurred, which amounted to $390,000 for vessels acquired during 2022, and are included in “Vessels, net” in the unaudited condensed interim combined carve-out balance sheets. No such commissions were incurred during the tree-month period ended March 31, 2023.

The Manager also provides crew management services to the vessels. These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc. (ex. Navis Maritime Services Inc.). The Company pays to the Manager a fixed monthly fee of $2,500 per vessel for these services and the related expense is included in “Operating expenses – related party” in the unaudited condensed interim combined carve-out statement of comprehensive income.

In addition, an allocation of general and administrative expenses incurred by Imperial Petroleum Inc. has been included in General and administrative expenses of the Company based on the number of calendar days the Company’s vessels operated under IMPP’s fleet compared to the number of calendar days of the total IMPP’s fleet. These expenses consisted mainly of executive compensation, office rent, investor relations and consultancy fees (the “General and administrative expenses”).

The related party receivable balance with European Institute of Regional Investments Inc. mainly relating to collections received on behalf of the Company was $146,708 as of both December 31, 2022 and March 31, 2023.

The amounts charged by the Company’s related party comprised the following:

	Location in unaudited condensed interim combined carve-out statement of comprehensive income	Period ended March 31, 2023
Management fees charged by the Manager	Management fees – related party	79,200
Brokerage commissions charged by the Manager	Voyage expenses – related party	34,044
Crew management fees charged by Stealth	Vessels’ operating expenses – related party	15,000
General and administrative expenses	General and administrative expenses	193,855

4.	Vessels, Net

The amounts shown in the accompanying unaudited condensed interim combined carve-out balance sheet are analyzed as follows:

	Vessel cost	Accumulated depreciation	Net book value
Balance, December 31, 2022	39,394,125	(557,974)	38,836,151

Depreciation for the period	—	(670,064)	(670,064)

Balance, March 31, 2023	39,394,125	(1,228,038)	38,166,087

At March 31, 2023, the Company performed an impairment review of its vessels since their book values were substantially higher than their market values. As a result of the impairment review, undiscounted net operating cash flows exceeded each vessel’s carrying value and no impairment loss was recognized.

5.	Accrued and Other Liabilities

The amounts shown in the accompanying unaudited condensed interim balance sheets are analyzed as follows:

	December 31, 2022	March 31, 2023
Vessel operating expenses	158,956	222,578
Voyage expenses	14,368	27,276

Total	173,324	249,854

6.	Fair Value of Financial Instruments and Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade and other receivables, due from related party, trade accounts payable and accrued and other liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable.

The carrying values of receivables from related party, trade and other receivables, trade accounts payable and accrued and other liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments.

7.	Revenues

The amount in the accompanying unaudited condensed interim combined carve-out statement of comprehensive income is analyzed as follows:

Three-month Period ended March 31, 2023
Time charter revenues	2,723,551
Other income	428,294

Total	3,151,845

The Company generates its revenues from time charters. The Company’ vessels are employed under time charters which have a period of up to 2 months.

As of March 31, 2023, the time charter under which the Company’s vessel was employed had remaining term of less than 1 month.

8.	Income Taxes

The Company is incorporated in the Marshall Islands where the laws do not impose tax on international shipping income. However, the Company is subject to registration and tonnage taxes in the country in which the vessel is registered and managed from, which have been included in vessel operating expenses in the accompanying unaudited condensed interim combined carve-out statement of comprehensive income.

9.	Commitments and Contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed interim combined carve-out financial statements.

Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable, time charter contracts as of March 31, 2023, amount to $127,550 during the 12-month period ending March 31, 2024.

10.	Subsequent Events

Subsequent events have been evaluated through June 23, 2023.

C3is Inc. Predecessor

Unaudited condensed interim combined statement of operations

(Expressed in United States dollars)

		For the three-month period ended March 31, 2022
Revenues
Revenues	(Note 5)	1,363,766

Total revenues		1,363,766

Expenses
Voyage expenses		(3,008)
Vessel operating expenses		(564,757)
Vessel operating expenses – related party	(Note 3)	(4,500)
Dry-docking costs		(692,791)
Depreciation		(149,049)
Management fees – related party	(Note 3)	(39,600)

Total expenses		(1,453,705)

Loss from operations		(89,939)

Other (expenses)/income
Interest and finance costs		(48,748)
Foreign exchange gain		895

Other expenses, net		(47,853)

Net loss		(137,792)

Other comprehensive loss		—

Total comprehensive loss		(137,792)

The accompanying notes are an integral part of these unaudited interim condensed combined financial statements.

C3is Inc. Predecessor

Unaudited condensed interim combined statement of changes in stockholders’ equity

(Expressed in United States Dollars, Except for Number of Shares)

	Number of common shares	Additional paid in capital	Retained earnings	Total stockholders’ equity
Balance, December 31, 2021	500	5,142,334	3,608,700	8,751,034
Net loss	—	—	(137,792)	(137,792)

Balance, March 31, 2022	500	5,142,334	3,470,908	8,613,242

The accompanying notes are an integral part of these unaudited interim condensed combined financial statements.

C3is Inc. Predecessor

Unaudited condensed interim combined statement of cash flows

(Expressed in United States Dollars)

For the three-month period ended March 31, 2022
Cash flows from operating activities:
Net loss	(137,792)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	149,049
Amortization of deferred finance charges	1,863

Changes in operating assets and liabilities: (Increase)/decrease in
Trade and other receivables	189,221
Balances with related party	1,403,998
Advances and prepayments	(80,333)
Inventories	(36,042)
Increase/(Decrease) in
Trade accounts payable	541,035
Accrued liabilities	112,734
Deferred income	170,500

Net cash provided by operating activities	2,314,233

Cash flows from investing activities:
Improvement of vessels	(137,353)

Net cash used in investing activities	(137,353)

Net increase in cash, cash equivalents and restricted cash	2,176,880

Cash, cash equivalents and restricted cash at beginning of year	773,621

Cash, cash equivalents and restricted cash at end of period	2,950,501

Supplemental cash flow information:
Interest paid	35,648
Non-cash investing activity – Improvement of vessels	34,938

The accompanying notes are an integral part of these unaudited interim condensed combined financial statements.

C3is Inc. Predecessor

Notes to the unaudited condensed interim combined financial statements

(In thousands of United States dollars)

1.	Basis of Presentation and General Information

The accompanying unaudited interim condensed combined financial statements include the accounts of European Institute of Regional Investments Inc. (the “Company”) from the date of its incorporation. European Institute of Regional Investments Inc. was formed under the laws of the Marshall Islands on March 12, 2021 (the “Inception Date”). Agricultural Paneuropean Investments Inc. was formed under the laws of the Marshall Islands on April 21, 2022. European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc. are herein referred to as “C3is Inc. Predecessor”. As of March 31, 2022, the Company owned one handysize drybulk carrier, the vessel Eco Bushfire, which provides worldwide marine transportation services under time charters. The vessel Eco Bushfire was acquired on March 26, 2021 for $11.5 million. On May 6, 2022, C3is Inc. Predecessor acquired a handysize drybulk carrier, the vessel Eco Angelbay for $15.8 million. On July 7, 2022, C3is Inc. Predecessor entered into an agreement to sell its vessels to Imperial Petroleum Inc. (“IMPP”) for $39.0 million. The sales were concluded with the delivery of the vessel Eco Bushfire to IMPP on September 21, 2022 and the vessel Eco Angelbay on October 19, 2022. Therefore, October 18, 2022 is the last date of operations of C3is Inc. Predecessor. C3is Inc. Predecessor is affiliated with the family of the CEO of IMPP and as such C3is Inc. Predecessor and IMPP are related parties. IMPP contributed the companies that owned the vessels Eco Bushfire and Eco Angelbay to its wholly-owned recently incorporated subsidiary, C3is Inc., in exchange for common shares and preferred shares in C3is Inc. IMPP then span off C3is inc. by distributing the common shares of C3is Inc. to holders of the common stock of IMPP and to holders of the outstanding warrants of IMPP.

The accompanying unaudited interim combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim combined financial statements have been prepared on the same basis and should be read in conjunction with the financial statements of the Company for the period from March 12, 2021 to December 31, 2021 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s results of operations and cash flows for the periods presented. Operating results for the three months ended March 31, 2022 are not necessarily indicative of the results that might be expected for the period from January 1, 2022 to October 18, 2022.

2.	Significant Accounting Policies

A discussion of the Company’s significant accounting policies can be found in the financial statements for the period from March 12, 2021 to December 31, 2021 and for the period from January 1, 2022 to October 18, 2022 included in the Company’s Registration Statement No. 333-271228 on Form F-1 filed with the U.S. Securities and Exchange Commission.

3.	Transactions with Related Parties

The vessel Eco Bushfire is managed by Brave Maritime Corporation S.A. (the “Manager”), a related party. The Manager is a company incorporated in Liberia in 1987 and registered in Greece under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94.

The Manager provides the vessel with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440, as per the management agreement between the Manager and the Company.

The Manager provides also crew management services to the vessel. These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc. (ex. Navis Maritime Services Inc.). The Company pays to the Manager a fixed monthly fee of $1,500 and are included in “Operating expenses – related party” in the statement of operations.

For the period ended March 31, 2022 the management fees were $39,600 and are included in “Management fees” in the statement of operations.

4.	Fair Value of Financial Instruments and Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade and other receivables, due from related party, trade accounts payable and accrued and other liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits and other investments with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.

5.	Revenues

The amount in the accompanying statement of operations is analyzed as follows:

For the three-month period ended March 31, 2022
Time charter revenues	1,345,516
Other income	18,250

Total	1,363,766

6.	Commitments and Contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable, time and bareboat charter contracts as of March 31, 2022, amounts to $2,145,573 during the 12-month period ending March 31, 2023.

7.	Subsequent Events

The Company evaluated subsequent events up to June 23, 2023, the date the unaudited interim condensed combined financial statements were available to be issued.